UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

    For the fiscal year ended June 30, 2002

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

    For the transition period from                 to

Commission file number:    000-16723

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Respironics, Inc.
Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668-8525

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended June 30, 2002 and 2001.

Pages
Report of Independent Auditors	1
Audited Financial Statements and Supplemental Schedule	2-9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

By:	/s/ JAMES C. WOLL
James C. Woll Plan Administrator

Dated:  December 13, 2002

Respironics, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule
Years ended June 30, 2002 and 2001

Report of Independent Auditors

Plan Administrator
Respironics, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

December 13, 2002

Respironics, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	June 30
	2002	2001
Assets
Investments, at fair value	$34,599,274	$33,987,897

Receivables:
Participants’ contributions	217,149	89,220
Employer’s contribution	1,834,729	1,581,454

	2,051,878	1,670,674
Liabilities
Participants’ refunds	(11,898)	(2,833)

Net assets available for benefits	$36,639,254	$35,655,738

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended June 30
	2002	2001
Net assets available for benefits at beginning of year	$35,655,738	$35,923,718
Contributions:
Participants’	4,654,998	3,827,401
Employer’s:
Cash	1,693,157	1,429,697
Stock	141,572	151,757
Investment income	534,187	2,400,669
Net realized and unrealized depreciation in fair value of investments	(4,120,046)	(5,395,959)
Participant withdrawals	(1,920,352)	(2,681,545)

Net increase (decrease)	983,516	(267,980)

Net assets available for benefits at end of year	$36,639,254	$35,655,738

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements

June 30, 2002

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Respironics, Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Valuation of Investments

The fair value of the Plan’s investments in registered investment companies is based on quoted redemption values on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Contributions

Employees of Respironics, Inc. (the Company), upon date of hire, are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a participant) may contribute from 1% to 15% of his or her compensation through payroll deductions. The Plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s W-2 compensation, as defined by the Plan. The matching contribution is funded in cash among the available investment options and/or Company common stock based upon the election of each participant.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Discretionary contributions may be authorized by the Board of Directors of the Company. The amount of the discretionary contribution shall be determined by the Board of Directors. No discretionary contributions were made during 2002 or 2001.

Investments

Participants may elect to invest their salary deferral contributions in any one of the available investment funds or may split their contributions among these funds (including investments in Company stock). Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant’s account balance.

Termination and Vesting

With respect to Company discretionary and matching contributions, a participant vests gradually and becomes fully vested at the end of four years of credited service. Participants who terminate as a result of normal retirement, death or disability become 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the vested portion of the Company’s discretionary and matching contributions through a lump-sum payment at termination or at a future date of their choosing. The remaining nonvested portion of the Company’s discretionary and matching contributions is forfeited to the Company, and is available to the Company, to be utilized to offset future years’ Company matching contributions.

Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59 1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant would become fully vested and participants’ account balances would be distributed accordingly.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Loans

The plan administrator may authorize a loan to a participant for an amount up to 50% of the vested account balance of the participant. The minimum amount that may be borrowed is $500, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The plan administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence.

3. Plan Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	June 30
	2002	2001
PNC Investment Contract Fund	$4,502,262	$4,068,654
American Balanced Fund	4,520,408	4,170,175
Aim Basic Value Fund	5,721,423	5,509,864
Janus Adviser International Fund	1,915,686	2,163,060
Janus Adviser Worldwide Fund	2,142,764	2,471,319
Growth Fund of America	3,030,305	3,350,938
Invesco Dynamics K Fund	2,533,722	2,687,436
Respironics, Inc. common stock	5,356,231	4,594,058

All investments are participant directed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Plan Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended June 30
	2002	2001
Mutual funds	$(4,770,165)	$(7,183,338)
Common stock	623,062	1,761,463
U.S. Government securities	27,057	25,916

	$(4,120,046)	$(5,395,959)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

All administrative expenses of the Plan are paid by the Company.

6. Acquisition

On April 12, 2002, the Company acquired 100% of the outstanding common stock of Novametrix Medical Systems, Inc. (Novametrix), a leading cardiopulmonary monitoring company that develops, manufactures, and markets proprietary state-of-the art noninvasive monitors, sensors, and disposable accessories. Novametrix employees became eligible to participate in the Respironics, Inc. Retirement Savings Plan on April 12, 2002, and their previous plan is in the process of being terminated. In conjunction with these events, Novametrix employees either received a distribution from their plan or rolled their participant accounts into the Respironics, Inc. Retirement Savings Plan. At various times from August through December 2002, $1,985,541 was transferred into the Plan.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Subsequent Event

The Plan was amended and restated on June 11, 2002, with the changes effective July 1, 2002. New provisions of the Plan include a change in the manner in which matching contributions are made from an annual allocation to a bi-weekly allocation. Matching contributions will become immediately vested, and the investment restrictions on matching contributions will be removed. Additionally, the maximum employee contribution percentage was increased from 15% to 30% of the participant’s W-2 compensation, and the compensation limits under the Plan will increase. Certain other changes were also made to simplify the administration and operation of the Plan.

Respironics, Inc. Retirement Savings Plan

EIN:    25-1304989        Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

June 30, 2002

Description	Market Value
PNC Funds*:
PNC Investment Contract Fund	$4,502,262
Blackrock Intermediate Government Class A	1,259,869
Blackrock Managed Income Class A	715,934
PNC Moderate Profile Fund	420,194
PNC Balance Profile Fund	432,322
PNC Growth Profile Fund	762,811

American Balanced Fund	4,520,408
Fidelity Advisor Value	143,353
Invesco Dynamics K Fund	2,533,722
Janus Adviser International Fund	1,915,686
Janus Adviser Worldwide Fund	2,142,764
Federated Max-Cap Index	98,183
Aim Basic Value Fund	5,721,423
Growth Fund of America	3,030,305
MFS Value	125,215

Respironics, Inc. common stock*	5,356,231
Respironics Liquidity (Money Market Fund)*	21,408
Participant loans (interest rates: 8.0%-10.5%)*	897,184

$34,599,274

*        Indicates a party-in-interest.

Respironics, Inc.
Retirement Savings Plan

Annual Report on Form 11-K
For the Fiscal Year Ended June 30, 2002

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Consent of Independent Auditors, filed herewith.

Exhibit No. 1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-16721) pertaining to the Respironics, Inc. Retirement Savings Plan of our report dated December 13, 2002, with respect to the financial statements and schedule of the Respironics, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended June 30, 2002.

/s/ Ernst & Young LLP

December 13, 2002
Pittsburgh, Pennsylvania